Exhibit 99.1

Obsidian Energy Announces Extension to our Syndicated Credit Facility and Development Drilling Program in our Viking Play

•	Syndicated credit facility revolving period extended to July 15, 2022, to accommodate timing of debt refinancing

•	Return to development drilling in Viking area

CALGARY, May 31, 2022 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces the extension of the revolving period in our syndicated credit facility to July 15, 2022, to accommodate timing associated with debt refinancing. We are also pleased to announce the return to development drilling in our Viking area, benefiting from our established inventory of quality locations and higher commodity prices.

SYNDICATED CREDIT FACILITY UPDATE

The Company has entered into an agreement with our lenders to extend the revolving period and borrowing base redetermination date under our syndicated credit facility to July 15, 2022, from May 31, 2022, to accommodate timing associated with the Company’s refinancing. The maturity date of both the syndicated credit facility and non-revolving term loan remain unchanged at November 30, 2022.

As part of the extension, Obsidian Energy has agreed to an $8.7 million reduction of the syndicated credit facility with the aggregate amount available now set at $358.1 million, consisting of a $260.0 million revolving syndicated credit facility and a $98.1 million non-revolving term loan. Obsidian Energy also made a US$1.0 million repayment on our senior secured notes, which reduced the Company’s outstanding balance of these notes to US$36.7 million (maturity date of November 30, 2022). Upon completion of the refinancing, our debt structure is expected to provide the Company with a stable capital source that provides appropriate operational liquidity and a longer-term maturity profile.

VIKING AREA UPDATE

In May, we returned to the Viking for the first time since 2017, licensing eight 100 percent working interest wells and spudding the first well mid-month as part of a development program to revitalize this asset. Capital expenditures for the project are approximately $12.5 million with first production expected early in the third quarter. The Viking asset stands out as a light oil focused play with a material degree of associated natural gas. As a result, this asset offers highly economic returns with current commodity prices while providing the Company with the opportunity to continue drilling through the typical spring break-up period due to favourable ground conditions in the area.

As commodity prices remain strong, we have ample capacity for further Viking development with our strong inventory of locations and 100 percent ownership of oil and gas infrastructure in the region. Overall, the eight wells are expected to add approximately 1,000 boe/d on a 30-day, initial production basis (67 percent light oil).

HEDGING UPDATE

The Company continues to have an active hedge program. We are primarily focused on near term WTI positions to protect cashflow given our first half capital program. In addition, we have built a solid foundation on summer AECO natural gas pricing, which is also highly constructive to the business. As at May 31, 2022, the following financial oil and gas contracts are in place on a weighted average basis:

Term	Notional Volume	Pricing (CAD)
Oil - WTI
April 2022	8,183 bbl/d	$121.81/bbl
May 2022	8,347 bbl/d	$135.63/bbl
June 2022	1,750 bbl/d	$138.07/bbl

Natural Gas - AECO
May – October 2022	23,695 mcf/d	$4.53/mcf

In addition, PROP Energy 45 Limited Partnership, our wholly owned limited recourse subsidiary that purchased 45 percent of the Peace River Oil Partnerships units from a third party on November 24, 2021, entered into the following financial hedges in conjunction with the acquisition financing:

Term	Notional Volume	Pricing (USD)
Oil - WTI
Q2 2022	1,121 bbl/d	$65.11/bbl
Q3 2022	593 bbl/d	$63.26/bbl
Q4 2022	606 bbl/d	$62.30/bbl

Heavy Oil – WCS Differential
Q2 2022	801 bbl/d	($15.43)/bbl

ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting (the “Meeting”) is scheduled for Thursday, June 16, 2022, at 9:00 am (Mountain Daylight Time) at the offices of Obsidian Energy. In association with the Meeting, our Interim President and CEO, Mr. Stephen Loukas and other members of management will host a webcast presentation after the formal portion of the meeting at 10:30 am (Mountain Daylight Time) (the “Presentation”). Additional information about the Meeting and Presentation including links to the webcast and phone numbers to listen in can be found on our website.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

ABBREVIATIONS

Oil		Natural Gas
bbl/d	Barrels per day	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
WCS	Western Canadian Select	AECO	Alberta benchmark price for natural gas
WTI	West Texas Intermediate

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this release contains, without limitation, forward-looking statements pertaining to the extension of our syndicated credit facility to July 15, 2022 and the applicable terms thereunder; our expectations of our debt structure post refinancing; our expectations for on production dates and capital expenditures for the Viking wells; the expected production results in connection with the Viking development drilling and ability to development more in the area; and our hedging program.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and general & administrative costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior notes and our wholly-owned subsidiaries limited-recourse loan on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our 2022 budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by the COVID-19 pandemic persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes and limited recourse debt in connection with the Peace River Oil Partnership acquisition when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or all of our credit facilities, limited recourse debt and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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